CUSIP No. 74051E102	Exhibit 99.3

Mark A. Sellers III, Managing Partner

October 21, 2014

Dear Partners:

Below is an excerpt from my letter dated May 31, 2013:

The saga of the Fund’s investment in Premier Exhibitions has been a long and interesting, and sometimes arduous, journey. The road has turned out to be longer than I thought it would be when we began the journey almost five years ago. I hope many of you will continue traveling with me until I can see things to a close. I want to thank all of you for your patience and support.

“Almost five years ago” has turned into “almost seven years ago.” But today I’m happy to announce that finally, we have entered into a deal to sell our entire position in Premier for $1.05 a share to the Armada Group, a company based in Florida. This represents a 42% premium to the stock price on the day of signing.

While I still believe in the underlying premise of our investment in Premier, the company continues to have significant unmet capital and operational needs to become successful. Unfortunately, the Fund and Sellers Capital are unable to fulfill those needs for Premier. In fact, the continued holding of our position may be an impediment to the company’s growth. The potential distribution of our shares (representing more than a year’s total trading volume) and the insufficiency of capital necessary to stabilize and grow the business may be holding back the stock price. As a result, the realization of greater value for the Fund’s investment is unlikely in any reasonably foreseeable time frame for the Fund. That is why I’ve decided to sell our block to Armada, as it is both willing and capable of purchasing the Fund’s investment outright on superior terms relative to current market conditions and Premier’s current status. In short, I believe that this is a prudent time to sell, and a fair and reasonable opportunity to do so.

We hope to close this sale by the end of October and will provide a distribution shortly thereafter. Over the next two weeks, we will be in contact with all of you to get account information so the proceeds of the distribution can be wired into your account. There will be a final, small distribution early next year after we complete the year-end accounting. We expect the funds and Sellers Capital will be closed down after this.

Please contact me with any questions you may have. Thank you.

Sincerely,

/s/ Mark Sellers III